ALISON RYAN

Vice President & Associate General Counsel
(949) 219-3268
Alison.Ryan@pacificlife.com

September 4, 2026

VIA Correspondence and E-mail

Michael A. Rosenberg

Attorney Advisor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

RE: Amendment on Form N-4 of the Registration Statement for Pacific Protective Growth 2 limited premium registered index-linked deferred annuity contract (File No. 333-296890)

Pursuant to Rule 477 under the Securities Act of 1933 (“1933 Act”), and on behalf of Pacific Life Insurance Company (“Pacific Life”), the Registrant respectfully requests the withdrawal of the above captioned filing, filed on Form N-4 on September 2, 2026 (“Filing”).

The request for withdrawal of the Filing is due to a submission type error. As a result, we respectfully request withdrawal of the Filing as soon as practicable.

No securities were sold in connection with this Filing.

Please note that we are filing this application to request a withdrawal of the above referenced Filing assigned Acc-no: 0001104659-26-104696 only and are not applying for withdrawals of any prior filings related to file no. 333-296890.

Sincerely,

/s/ ALISON RYAN

Vice President & Associate General Counsel